UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 1-31987
CUSIP NUMBER 432748101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	September 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hilltop Holdings Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2323 Victory Avenue, Suite 1400
Address of Principal Executive Office (Street and Number)

Dallas, TX 75219
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hilltop Holdings Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2019 (“Form 10-Q”) by the prescribed filing deadline (November 12, 2019) without unreasonable effort or expense, as explained below.

As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2019, and based upon a review recently conducted, the Company determined that it did not design and maintain effective internal control over certain aspects relating to the determination of the qualitative factors considered by management in the allowance for loan losses estimation process, particularly measurable evidence to support such qualitative factors. Based upon the foregoing, management concluded on October 31, 2019, that this control deficiency constituted a material weakness as of December 31, 2018.

As initially disclosed in the Quarterly Report on Form 10-Q for the period ended June 30, 2018, the Company experienced an operational loss of $4.3 million due to an unauthorized third party gaining remote access to a single employee’s email account through “spear phishing.” Following this incident, the Company implemented certain control enhancements.  The Company has not experienced any known operational wire losses since these control enhancements were implemented. Subsequently, as part of the aforementioned review recently conducted, the Company determined that certain of the control enhancements implemented during the quarter ended June 30, 2018, were not operating as designed. Accordingly, management concluded on November 11, 2019, that these deficiencies in the operation of the control constituted a material weakness as of December 31, 2018.

Notwithstanding these material weaknesses, the Company does not expect these control deficiencies to result in a restatement of the Company’s previously filed financial statements. The Company is in the process of amending its Annual Report on Form 10-K for the year ended December 31, 2018, as well as its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019 and June 30, 2019, to include disclosures concerning these material weaknesses. In addition, the Company anticipates that the report of PricewaterhouseCoopers LLP on the Company’s internal control over financial reporting at December 31, 2018 will be revised to reflect the identification of these material weaknesses. These material weaknesses have not yet been remediated at September 30, 2019. The amendments also will describe the Company’s remediation plans and efforts to strengthen its internal control over financial reporting. The Company expects to file its Quarterly Report on Form 10-Q for the period ended September 30, 2019 no later than November 18, 2019.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements anticipated in such statements. Forward-looking statements speak only as of the date they are made and, except as required by law, the Company does not assume any duty to update forward-looking statements. Such forward-looking statements include, but are not limited to, statements concerning such things as anticipated amendments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2019 and June 30, 2019, the impact of the material weaknesses upon the Company’s financial statements, the anticipated filing date of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 and other statements that are not statements of historical fact, and may be identified by words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “goal,” “intends,” “may,” “might,” “plan,” “probable,” “projects,” “seeks,” “should,” “target,” “view,” “will” or “would” or the negative of these words and phrases or similar words or phrases. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: (i) the credit risks of lending activities, including the Company’s ability to estimate loan losses and increases to the allowance for loan losses as a result of the implementation of the current expected credit loss (CECL) model; (ii) changes in the interest rate environment; (iii) the effects of changes in the level of, and trends in, loan delinquencies and write-offs; (iv) changes in general economic, market and business conditions in areas or markets where the Company competes, including changes in the price of crude oil; (v) risks associated with concentration in real estate related loans; (vi) effectiveness of the Company’s data security controls in the face of cyber attacks; (vii) severe catastrophic events in Texas and other areas of the southern United States; (viii) the effects of the Company’s indebtedness on the Company’s ability to manage its business successfully, including the restrictions imposed by the indenture governing the Company’s indebtedness; (ix) cost and availability of capital; (x) changes in state and federal laws, regulations or policies affecting one or more of the Company’s business segments, including changes in regulatory fees, deposit insurance premiums, capital requirements and the Dodd-Frank Wall Street Reform and Consumer Protection Act; (xi) changes in key management; (xii) competition in the banking, broker-dealer, mortgage origination and insurance segments from other banks and financial institutions, as well as investment banking and financial advisory firms, mortgage bankers, asset-based non-bank lenders, government agencies and insurance companies; (xiii) legal and regulatory proceedings; (xiv) failure of insurance segment reinsurers to pay obligations under reinsurance contracts; (xv) risks associated with merger and acquisition integration; (xvi) the Company’s ability to use excess capital in an effective manner; and (xvii) the remediation of the material weaknesses may not be effected in a timely manner. For further discussion of such factors, see the risk factors described in the Company’s most recent Annual Report on Form 10-K, and subsequent Quarterly Reports on Form 10-Q and other reports, that the Company has filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Corey G. Prestidge	214	855-2177
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company produced income to common stockholders of $79.4 million, or $0.86 per diluted share, for the three months ended September 30, 2019, compared to $35.8 million, or $0.38 per diluted share, for the three months ended September 30, 2018.

Hilltop Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2019	By	/s/ Corey G. Prestidge
Corey G. Prestidge
Executive Vice President,
General Counsel & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).